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                             April 17, 2024

       Shaolin Hong
       Chief Executive Officer
       Fuxing China Group Ltd
       Hangbian Industry Area
       Longhu Town, Jinjiang City
       Fujian Province 362241
       China

                                                        Re: Fuxing China Group
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed April 2, 2024
                                                            File No. 333-278459

       Dear Shaolin Hong:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed April 2, 2024

       General

   1. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the amendment that was filed on December 29,
                                                        2023, warranting
revised disclosure to mitigate the challenges you face and related disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering for sale. We remind you
that, pursuant to federal securities rules, the term    control
                                                        (including the terms
controlling,       controlled by,    and    under common control with   ) as
 Shaolin Hong
FirstName   LastNameShaolin Hong
Fuxing China   Group Ltd
Comapany
April       NameFuxing China Group Ltd
       17, 2024
April 217, 2024 Page 2
Page
FirstName LastName
         defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
         to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample
         Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of December 29, 2023.
Capitalization, page 54

2. Please revise your presentation to include indebtedness, such as short-term bank borrowings, as part of your capitalization table.
Dilution, page 55

3. Tell us how you considered deferred offering costs in your calculation of net tangible book value. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.
4. You disclose on page 55 that your as adjusted net tangible book value as of September 30,
         2023 gave effect to your sale of 2,300,000 ordinary shares offered in this offering. The number of shares offered does not appear consistent with the disclosures on the cover page and on page 19. Please revise accordingly.
Index to Financial Statements, page F-1

5. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact
Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.
 Shaolin Hong
Fuxing China Group Ltd
April 17, 2024
Page 3


FirstName LastNameShaolin Hong        Sincerely,
Comapany NameFuxing China Group Ltd
                                      Division of Corporation Finance
April 17, 2024 Page 3                 Office of Manufacturing
FirstName LastName